Exhibit 12.1

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Three
	Months Ended
	March 31,
	2010	2009
Income (loss) from continuing operations before taxes	$348	$(663)
Sub-total of fixed charges	75	71
Sub-total of adjusted income (loss)	423	(592)
Interest on annuities and financial products	624	639
Adjusted income base	$1,047	$47
Fixed Charges
Interest and debt expense (1)	$68	$64
Interest expense related to uncertain tax positions	3	3
Portion of rent expense representing interest	4	4
Sub-total of fixed charges excluding interest on annuities and financial products	75	71
Interest on annuities and financial products	624	639
Total fixed charges	$699	$710

Ratio of sub-total of adjusted income (loss) to sub-total of fixed charges excluding interest on
annuities and financial products (2)	5.64	NM
Ratio of adjusted income base to total fixed charges (2)	1.50	NM

(1)	Interest and debt expense excludes a $64 million gain related to a gain on early extinguishment of debt in the first quarter of 2009.
(2)
The ratios of earnings to fixed charges for the three months ended March 31, 2009, indicated less than one-to-one coverage and are therefore not presented.  Additional earnings of $663 million would have been required for the three months ended March 31, 2009, to achieve ratios of one-to-one coverage.